FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Conkwest, Inc.

2533 South Coast Highway 101, Suite 210

Cardiff-by-the-Sea, California 92007

Attention: Barry J. Simon, M.D.

President and Chief Operating Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

July 6, 2015

VIA EDGAR AND COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549-6010

RE:	Conkwest, Inc.
Registration Statement on Form S-1
File No. 333-205124

Ladies and Gentlemen:

On behalf of Conkwest, Inc. (the “Company”), we submit this letter in response to comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2015 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-205124), originally confidentially submitted to the Commission on May 14, 2015 and originally filed by the Company with the Commission on June 19, 2015 (the “Registration Statement”). In this letter, we are providing a supplemental response to Comment 5 of the Comment Letter, which supplements the response provided to the Staff in the Company’s response letter, dated July 1, 2015.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Stock Compensation, page 84

5. Refer to your discussion of Retroactive Reassessment of Estimated Fair Value of Common Stock on page 89. We note that you issued common stock for $35.54 per share from June 10, 2015 to June 18, 2015. We also note that these issuances occurred after the spin-off of Bank Biologics and Coneksis on June 9, 2015, which reduced your revenue for the period ended March 31, 2015 by 95.8%. In light of these transactions, tell us why you believe the use of the linear extrapolation model was appropriate instead of an enterprise value model or another method that integrates changes in your business over the period from January 2015 to June 2015. We may have further comment based on your response.

Estimated Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, in addition to the Company’s response to Comment 5 of the Comment Letter, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, reflect the impact of a [*] to 1 forward stock split (the “Stock Split”). Without giving effect to the Stock Split, the Price Range would be $[*] to $[*] per share and the Midpoint Price would be $[*] per share.

The Price Range has been estimated based, in part, upon current market conditions and input received from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Jefferies LLC and Piper Jaffray & Co. (the “Lead Underwriters”), including discussions that took place during the week of June 29, 2015 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed initial public offerings for immunotherapy and other biotechnology companies, the stock price performance of those issuers subsequent to their offerings, and those issuers’ respective stages of development as compared to ours, the current valuations of public companies at a similar stage of clinical development as the Company, and recent broader market conditions. Prior to the week of June 29, 2015, the Lead Underwriters had not provided the Company with a specific Price Range.

The Company expects to include the final Price Range, as adjusted for the Stock Split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. We are providing this information to the Staff supplementally to facilitate its review process, including with respect to its review of the Company’s response addressed to the Staff on July 1, 2015, responding to Comment 5 of the Comment Letter.

Determination of Exercise Price of Stock Options and the Fair Value of Common Stock of Grant Dates

As discussed on page 91 of the Registration Statement, during the second quarter of 2015 due to the price at which the Company’s common stock sold in a series of private placement transactions, the Company retroactively reassessed the estimated fair value per share of its common stock for financial reporting purposes. As a result of its reassessment, the Company determined that, solely for financial reporting purposes, the fair value of its common stock was higher than the fair market values determined in good faith by the Company’s board of directors for each of the option grant dates from and after January 2015. In determining the retrospectively reassessed estimated fair values of these stock option grants, the Company used a linear extrapolation model from $35.54 (or $[*] post-Stock Split), the pricing of the Company’s private placement of common stock on June 10, 2015 (the “Private Placement Price”), to the January 15, 2015 fair value determination of $3.70 per share (or $[*] post-Stock Split).

Comparison of the Private Placement Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined primarily through discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of valuations observed in recent initial public offerings for clinical-stage biopharmaceutical companies, and immunotherapy companies in particular;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Midpoint Price exceeds the Private Placement Price, which was determined in an arm’s length negotiation with third party investors, by $[*] per share post-Stock Split and $[*] per share pre-Stock Split. The Company respectfully submits that the difference between the Private Placement Price and the Midpoint Price is primarily attributable to the following factors:

•	Feedback from potential investors following the “testing the waters” meetings that occurred after the closing of our series of private placements in June 2015.

•	The successful completion of the IPO would strengthen the Company’s balance sheet and enhance future access to public equity markets, which would provide enhanced operational flexibility to potentially obtain regulatory approval for and successfully commercialize its product candidates.

•	The inclusion of other factors by the Lead Underwriters in their valuation models used in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company negotiated with third parties.

•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the Private Placement Price represented a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price) and the latest valuation used in the linear extrapolation model to retroactively reassess the estimated fair value per share of its common stock for financial reporting purposes (i.e., the Private Placement Price) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. The Company advises the Staff that it has not granted any equity-based compensation since March 24, 2015. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in Comment 5 of the Comment Letter and in this letter.

*    *    *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Patrick Soon-Shiong, Conkwest, Inc.
Barry J. Simon, Conkwest, Inc.
Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Sean M. Clayton, Cooley LLP
Charles S. Kim, Cooley LLP